EXHIBIT 99.1
TELKOM SA LIMITED
INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA
(REGISTRATION NUMBER 1991/005476/06)
ISIN ZAE000044897
JSE AND NYSE SHARE CODE TKG
(“TELKOM” OR “THE COMPANY”)
Sale of Telkom’s interest in Telkom Media
Telkom shareholders are advised that Telkom has sold its interest in Telkom Media (Proprietary) Limited to Shenzhen Media South Africa (Proprietary) Limited. The purchase consideration was nominal.
Sponsor: UBS South Africa (Pty) Ltd
4 May 2009